

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Anthony Tan Ping Yeow
Chief Executive Officer
Grab Holdings Limited
7 Straits View, Marina One East Tower, #18-01/06
Singapore 018936

> **Re: Grab Holdings Limited**
> **Amendment No. 2 to**
> **Registration Statement on Form F-4**
> **Filed October 18, 2021**
> **File No. 333-258349**

Dear Mr. Tan Ping Yeow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed October 18, 2021

Risk Factors, page 55

1. Please revise to present a separate risk factor discussing your use of incentives and the related risks to your business and results of operations. Please quantify your incentive payments in the past two fiscal years and six months ended June 30, 2021 and clearly illustrate the impact on revenue during those periods, including that incentives have exceeded commissions and fees such that you have reported negative revenue. Please also specify that despite the use of significant incentives, the current number of users is below the number of users at the end of 2019 and has stagnated in recent periods. Please discuss the risk that any future decrease in your use of incentives may result in decreased growth

in the number of users or an overall decrease in the number of users, which would negatively impact your financial condition and results of operations. Please also discuss whether your ability to become profitable is dependent on your ability to phase out the use of incentives. Please include similar disclosure elsewhere throughout the prospectus as appropriate, including in the Summary of the Proxy Statement/Prospectus and in Management's Discussion and Analysis.

Grab Management's Discussion and Analysis
Results of Operations, page 338

2. In each of your period-to-period discussions, you attribute increases in revenue in both deliveries and mobility to the optimization of driver- and merchant-partner incentives and/or consumer incentives. Please revise to explain what you mean by "optimization" and clarify if this simply means you paid less in incentives. Please separately quantify the amount of each type of incentive paid in the deliveries segment and the mobility segment for each of your period-to-period discussions so that investors can better understand how incentives influenced your financial results. Please also explain why consumer incentives increased for the six months ended June 30, 2021 as compared to June 30, 2020.

3. We note that GMV for mobility decreased from $1.5 billion in the six months ended June 30, 2021, compared to $1.6 billion in the six months ended June 30, 2020, which you attribute to reduced demand for mobility offerings due to COVID-19 and various government orders and closures relating to COVID-19. However, we note that revenue increased period-over-period. Please quantify and explain specifically how driver-partner incentives and fees as well as consumer incentives led to the increase in revenue despite reduced demand. Please also quantify the demand for each period discussed, and explain why the impact of COVID-19 was greater in June 30, 2021 as compared to June 30, 2020, as is suggested by your disclosure. Please similarly revise your disclosure of mobility revenue in 2020 compared to 2019 which is discussed on page 343.

 You may contact Abe Friedman at (202) 551-8298 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brian V. Breheny